UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GULFSLOPE ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

40273W105

(CUSIP Number)

James M. Askew

3 Riverway, Suite 1800

Houston, Texas 77056

(713) 209-2950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS James M. Askew I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,150,000
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 33,150,000
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,150,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Statement on Schedule 13D filed on May 6, 2014, (the “Schedule 13D”) relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of GulfSlope Energy, Inc., a Delaware corporation (the “Issuer”) by James M. Askew. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment relates to the transfer and sale of an aggregate of 16,850,000 shares of Common Stock from Askew to third parties in various private and public “at market” transactions. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.  Purpose of Transaction

Other than the transfer and sale of 16,850,000 shares of Common Stock from Askew to third parties in various private and public “at market” transactions, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 hereby is replaced in its entirety with the following:

(a) Mr. Askew is the beneficial owner of 38,150,000 shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Askew equal approximately 5.6% of the Issuer’s outstanding shares of Common Stock, based on 679,991,952 shares outstanding as of February 16, 2016, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on February 16, 2016.

(b) Mr. Askew has sole voting power over the 33,150,000 shares of Common Stock beneficially owned by him and the shared voting power over 5,000,000 shares of common stock beneficially owned by him.

(c) No other transactions occurred in the Common Stock effected by the Reporting Persons since the Schedule 13D was filed, other than the transfer described above.

(d) Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ James M. Askew
Name: James M. Askew

Dated:  February 17, 2016